SCHEDULE 13G/A

Under the Securities and Exchange Act of 1934

Name: IDNA, INC.

Title: Common Stock, $0.05 par value

Cusip # 45169P106

Date of Event: July 7, 2008

This Schedule is being filed by Silar Special Opportunities Fund, Ltd. This is filed pursuant to Rule 13d-1(b)


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1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Silar Special Opportunities Fund, LP

I.R.S. Identification No: 20-5550316
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

1,125,000

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6. SHARED VOTING POWER

NA

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7. SOLE DISPOSITIVE POWER

1,125,000

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8. SHARED DISPOSITIVE POWER

NA

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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,125,000

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

NA

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.30%
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12. TYPE OF REPORTING PERSON

HC (Control Person)

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Cusip # 45169P106

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This Amendment No 1 to Schedule 13G filed by Silar Advisors, L.P. amends the statement on Schedule 13G previously filed by Silar Advisors, L.P. with the SEC on December 17, 2007.

Item 1(a). Name of Issuer:

IDNA, INC.

Item 1(b). Name of Issuer's Principal Executive Offices:

333 Seventh Avenue, New York, New York 10001

Item 2(a). Name of Person Filing:

Silar Special Opportunities Fund, LP

Item 2(b).  Address or Principal Business Office or, if None, Residence:

c/o Silar Special Opportunities Fund GP, LLC
333, Seventh Avenue, 3rd Floor
New York, New York 10001

Item 2(c). Citizenship:

A Delaware Partnership

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

45169P106


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Item 3. A parent holding company or control person in accordance with Section
240 Rule 13d-1(b)(1)(ii)(G

Item 4. Ownership

     (a) Amount Beneficially Owned: 1,125,000 (See Note 1 below)

     (b) Percent of Class: 11.30%

The total number of issued and outstanding shares of common stock of IDNA reported on Form 10Q filed on June 16, 2008, were 10,585,864. With the purchase of the Warrants by Silar Special Opportunities Fund,Ltd., Silar Special Oopportunities Fund, LP now owns 1,125,000 shares (11.30%) of IDNA


     (c) Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: 1,125,000

     (ii) shared power to vote or to direct the vote: N/A

     (iii) sole power to dispose or to direct the disposition of: 1,125,000

     (iv) shared power to dispose or to direct the disposition of: N/A


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.


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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2008

SILAR SPECIAL OPPORTUNITIES FUND, LP


    Please note signature block:



SILAR SPECIAL OPPORTUNITIES FUND, LP

By: SILAR SPECIAL OPPORTUNITIES FUND GP, LLC
Its General Partner

By: Its Managing Member

     /s/ Robert L. Leeds
     -------------------------------------------
      Robert L. Leeds

Note 1:

The original ownership by Silar Special Opportunities Fund, LP was first reported on Schedule 13 G and Form 3 filed with the SEC on December 17, 2007 ("Initial Filing"). On November 21, 2007, Silar Advisors, L.P. a Delaware Partnership ("Silar"), entered into a Master Loan and Security Agreement (the "Loan Agreement") with iDNA Cinemas Holdings Inc., a Delaware Corporation, whereby Silar provided a Term Loan in the amount of $4,250,000 (the "Loan") to the IDNA Holdings and such financing was arranged by Gottbetter Capital Group, Inc. ("Gottbetter"). The Loan was guaranteed by iDNA, Inc., a Delaware Corporation, ("IDNA") and evidenced by a Guaranty And Pledge Agreement, dated as of November 19, 2007 with Silar. In connection therewith IDNA issued to Silar a Common Stock Purchase Warrant to purchase 1,500,000 shares of it's Common Stock par value $0.05 per share, at an exercise price of $0.27 per share which constituted 15.06% of 9,954,614 shares of the total common stock then issued and outstanding of IDNA as of the filing of the 10Q with the SEC on December 14, 2007. Silar received the Common Stock Purchase Warrant on behalf of its on-shore fund, Silar Special Opportunities Fund, L.P. ("Silar Fund"). To compensate Gottbetter for arranging the Loan, Silar and Silar Fund agreed to transfer 375,000 shares or 25% of the 1,500,000 shares of IDNA to Gottbetter, thereby reducing Silar's then aggregate ownership from 15.06% to 11.30%. However the actual transfer of the 375,000 shares or 3.76% of the then issued and outstanding Common Stock of IDNA to Gottbetter was never finalised administratively and no Warrant Certificate and or Stock Certificates representing Gottbetter's 3.76% was ever issued or delivered to Gottbetter. Subsequently, Silar, Silar Special Opportunities Fund, Ltd. ("Silar Ltd.") and Gottbetter entered into a Warrant Sale Agreement on May 27, 2008, whereby Silar Ltd. agreed to purchase from Gottbetter, all rights, title and interest of that entire fraction of the original Warrant and or shares comprising 375,000 shares of the then issued and outstanding Common Stock of IDNA. As such per the 10Q filed on June 16, 2008, there were 10,585,864 shares of Common Stock issued and outstanding of IDNA. Hence, with the purchase of the Warrant from Gottbetter, Silar Ltd. will now own, 375,000 or 3.54% of IDNA and Gottbetter will no longer own the 375,000 shares of IDNA.